Exhibit 99.3

Number: BC0392943 CERTIFICATE OF CHANGE OF NAME BUSINESS CORPORATIONS ACT I Hereby Certify that FORTUNA SILVER MINES INC. changed its name to FORTUNA MINING CORP. on June 20, 2024 at 11:46 AM Pacific Time. Issued under my hand at Victoria, British Columbia On June 20, 2024 T.K. SPARKS Registrar of Companies Province of British Columbia Canada ELECTRONIC CERTIFICATE